10029117

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 66180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PGP CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PGP CAPITAL ADVISORS, LLC 11111 SANTA MONICA BLVD. #910
(No. and Street)

LOS ANGELES (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEWART M. KIM 310-268-0885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIM & LEE CORPORATION, CPAs
(Name – *if individual, state last, first, middle name*)

3600 WILSHIRE BLVD. #1814 (Address) LOS ANGELES (City) CA (State) 90010 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stewart M. Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PGP Capital Advisors, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Partner

Title

Notary Public

TILAK A. THANARATNAM
Commission # 1757430
Notary Public - California
Los Angeles County
My Comm. Expires Aug 13, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PGP CAPITAL ADVISORS, LLC
The Investment Bank for Emerging Companies

February 26, 2010

Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20002

To Whom It May Concern:

Please find attached the audited financial statements for 2009 for our Broker-Dealer, PGP Capital Advisors, LLC. Thank you.

Best regards,

Stewart Kim
Managing Partner

PGP CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

WITH

INDEPENDENT AUDITORS' REPORT

PGP CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS **PAGE**

KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, California 90010
T 213. 387. 6000 F 213. 387. 2473
mail@kimleecpas.com
www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY
SAN DIEGO

INDEPENDENT AUDITORS' REPORT

To the Member
PGP Capital Advisors, LLC (Formerly Pacific Gemini Partners, LLC)
Los Angeles, California

We have audited the accompanying balance sheet of PGP Capital Advisors, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2009, and the results of its operations, changes in member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kim & Lee

Los Angeles, California
February 25, 2010

PGP CAPITAL ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	475,092
Accounts receivable		17,500
Prepaid expenses and other current assets		836
Total current assets		493,428
TOTAL ASSETS	$	493,428

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	16,671
Due to parent (NOTE 2)		72,224
Total current liabilities		88,895
MEMBER'S EQUITY		404,533
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	493,428

See auditors' report and accompanying notes to financial statements.

PGP CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	
Fee income	$ 65,000
Interest income	982
	65,982
OPERATING EXPENSES	
Salaries and wages	95,180
Payroll taxes	9,021
Donation	5,100
Employee benefit	908
Insurance expense	14,115
License and taxes	21
Meals & entertainment	37,112
Professional fees	9,574
Regulatory fees	23,526
Rent expense	24,582
Travel	12,684
Utilities	7,280
Other expense	22,245
Total operating expenses	261,348
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(195,366)
PROVISION FOR INCOME TAXES (NOTE 1)	800
NET LOSS	$ (196,166)

See auditors' report and accompanying notes to financial statements.

PGP CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

BEGINNING BALANCE, JANUARY 1, 2009	$	50,699
Investment from parent		550,000
Distribution to member		-
Net loss		(196,166)
ENDING BALANCE, DECEMBER 31, 2009	$	404,533

See auditors' report and accompanying notes to financial statements.

PGP CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (196,166)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in assets:	
Account receivable	(17,500)
Other assets	(836)
Increase in liabilities:	
Accounts payable	15,671
Due to Parent	65,749
Total adjustments	63,084
Cash used in operating activities	(133,082)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital contribution	550,000
Cash provided by financing activities	550,000
INCREASE IN CASH AND EQUIVALENTS	416,918
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	58,174
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 475,092
CASH PAID DURING THE YEAR FOR:	
Income taxes	$ 800

See auditors' report and accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of PGP Capital Advisors, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business Activities

PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is a boutique investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax purposes and, accordingly, income or loss of the Company flows through to the member of the Company. The Company recorded $800 in California state taxes for the year ended December 31, 2009.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In accordance with FASB ASC Topic No. 855, Subsequent Events, the Company evaluated subsequent events for recognition or disclosure through February 25, 2010, the date the accompanying financial statements were issued.

Note 2 - Related Party Transactions and Expense Sharing Agreement

Effective October 1, 2009, the Company entered into a revised expense sharing agreement (the "Agreement") with the Parent whereby the Company assumed responsibility for paying all of its operating expenses and agreed to allocate certain percentages of common expenses to the Parent, as specified in the Agreement. Prior to September 30, 2009, the Parent had paid most of the Company's operating expenses and allocated a certain percentage of the combined operating expenses to the Company. The total amounts allocated for operating expenses from the Parent to the Company totaled approximately $16,000 for the year ended December 31, 2009. From October 1, 2009 to the end of the year, the Company allocated approximately $13,000 of expenses to the Parent. The amount due to the Parent totaled approximately $72,000 at December 31, 2009.

SUPPLEMENTARY INFORMATION

PGP CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital:	
Total member's equity	$ 404,533
Total member's equity qualified for net capital	404,533
Deductions:	
Non-allowable assets	18,332
Tentative net capital	386,201
Net capital	$ 386,201
Aggregate indebtedness:	
Items included in statement of financial condition	$ 88,895
Total aggregate indebtedness	$ 88,895
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,926
Excess capital	$ 380,275
Ratio: aggregate indebtedness to capital	23.02%
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2009):	
Net capital as reported in Company's Part II-A (unaudited) FOCUS Report	$ 404,533
Income tax payable	-
Net capital per above	$ 404,533

PGP CAPITAL ADVISORS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PGP CAPITAL ADVISORS, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PGP CAPITAL ADVISORS, LLC
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2009

Not Applicable

KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, California 90010
T 213. 387. 6000 F 213. 387. 2473
mail@kimleecpas.com
www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY
SAN DIEGO

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member
PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC) (the Firm), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standard established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kim & Lee

Los Angeles, California
February 25, 2010

PGP CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

WITH

INDEPENDENT AUDITORS' REPORT

PGP CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS **PAGE**

KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, California 90010
T 213. 387. 6000 F 213. 387. 2473
mail@kimleecpas.com
www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY
SAN DIEGO

INDEPENDENT AUDITORS' REPORT

To the Member
PGP Capital Advisors, LLC (Formerly Pacific Gemini Partners, LLC)
Los Angeles, California

We have audited the accompanying balance sheet of PGP Capital Advisors, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2009, and the results of its operations, changes in member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kim & Lee

Los Angeles, California
February 25, 2010

PGP CAPITAL ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	475,092
Accounts receivable		17,500
Prepaid expenses and other current assets		836
Total current assets		493,428
TOTAL ASSETS	$	493,428

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	16,671
Due to parent (NOTE 2)		72,224
Total current liabilities		88,895
MEMBER'S EQUITY		404,533
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	493,428

See auditors' report and accompanying notes to financial statements.

PGP CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	
Fee income	$ 65,000
Interest income	982
	65,982
OPERATING EXPENSES	
Salaries and wages	95,180
Payroll taxes	9,021
Donation	5,100
Employee benefit	908
Insurance expense	14,115
License and taxes	21
Meals & entertainment	37,112
Professional fees	9,574
Regulatory fees	23,526
Rent expense	24,582
Travel	12,684
Utilities	7,280
Other expense	22,245
Total operating expenses	261,348
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(195,366)
PROVISION FOR INCOME TAXES (NOTE 1)	800
NET LOSS	$ (196,166)

See auditors' report and accompanying notes to financial statements.

PGP CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

BEGINNING BALANCE, JANUARY 1, 2009	$	50,699
Investment from parent		550,000
Distribution to member		-
Net loss		(196,166)
ENDING BALANCE, DECEMBER 31, 2009	$	404,533

See auditors' report and accompanying notes to financial statements.

PGP CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(196,166)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in assets:		
Account receivable		(17,500)
Other assets		(836)
Increase in liabilities:		
Accounts payable		15,671
Due to Parent		65,749
Total adjustments		63,084
Cash used in operating activities		(133,082)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital contribution		550,000
Cash provided by financing activities		550,000
INCREASE IN CASH AND EQUIVALENTS		416,918
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		58,174
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	475,092
CASH PAID DURING THE YEAR FOR:		
Income taxes	$	800

See auditors' report and accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of PGP Capital Advisors, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business Activities

PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is a boutique investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax purposes and, accordingly, income or loss of the Company flows through to the member of the Company. The Company recorded $800 in California state taxes for the year ended December 31, 2009.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In accordance with FASB ASC Topic No. 855, Subsequent Events, the Company evaluated subsequent events for recognition or disclosure through February 25, 2010, the date the accompanying financial statements were issued.

Note 2 - Related Party Transactions and Expense Sharing Agreement

Effective October 1, 2009, the Company entered into a revised expense sharing agreement (the "Agreement") with the Parent whereby the Company assumed responsibility for paying all of its operating expenses and agreed to allocate certain percentages of common expenses to the Parent, as specified in the Agreement. Prior to September 30, 2009, the Parent had paid most of the Company's operating expenses and allocated a certain percentage of the combined operating expenses to the Company. The total amounts allocated for operating expenses from the Parent to the Company totaled approximately $16,000 for the year ended December 31, 2009. From October 1, 2009 to the end of the year, the Company allocated approximately $13,000 of expenses to the Parent. The amount due to the Parent totaled approximately $72,000 at December 31, 2009.

SUPPLEMENTARY INFORMATION

PGP CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital:	
Total member's equity	$ 404,533
Total member's equity qualified for net capital	404,533
Deductions:	
Non-allowable assets	18,332
Tentative net capital	386,201
Net capital	$ 386,201
Aggregate indebtedness:	
Items included in statement of financial condition	$ 88,895
Total aggregate indebtedness	$ 88,895
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,926
Excess capital	$ 380,275
Ratio: aggregate indebtedness to capital	23.02%
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2009):	
Net capital as reported in Company's Part II-A (unaudited) FOCUS Report	$ 404,533
Income tax payable	-
Net capital per above	$ 404,533

PGP CAPITAL ADVISORS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PGP CAPITAL ADVISORS, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PGP CAPITAL ADVISORS, LLC
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2009

Not Applicable

KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, California 90010
T 213. 387. 6000 F 213. 387. 2473
mail@kimleecpas.com
www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY
SAN DIEGO

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member
PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC) (the Firm), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standard established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kim & Lee

Los Angeles, California
February 25, 2010